MANHATTAN MINERALS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

The following discussion of the financial position and operating results of the Company for the years ended December 31, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in Canada. The Company also provides a reconciliation of these financial statements to accounting principles generally accepted in the United States, as described in Note 12 of the Consolidated Financial Statements. All monetary amounts are in United States dollars unless otherwise stated.

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein, including without limitation, statements regarding resources and future plans of the Company are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

The effective date of this MD&A is May 14, 2004.

Results of Operations

The following table sets forth selected consolidated financial information for the last three completed fiscal years (in thousands of U.S. dollars, except per share amounts):

	As at or for the year ended December 31		
	2003	2002	2001
Revenues	$ -	$ -	$ -
Corporate general and administrative	1,040	1,357	1,387
Writedown (recovery) of Tambogrande project	59,294	(48)	371
Loss for the year	60,789	1,387	2,559
Loss per share – basic and diluted	1.14	0.03	0.06
Total assets	6,125	62,226	61,437
Long-term liabilities	791	363	-
Shareholders' equity	4,329	60,569	59,851

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2003 (in thousands of U.S. dollars, except per share amounts):

| 2003 | Quarter ended | | | | Year ended |
	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenues	$ -	$ -	$ -	$ -	$ -
Expenses	325	304	307	59,853	60,789
Loss	325	304	307	59,853	60,789
Loss per share – basic and diluted	0.01	0.01	0.01	1.13	1.14

| 2002 | Quarter ended | | | | Year ended |
	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenues	$ -	$ -	$ -	$ -	$ -
Expenses	275	471	292	349	1,387
Loss	275	471	292	349	1,387
Loss per share - basic and diluted	0.01	0.01	0.01	0.01	0.03

Year ended December 31, 2003 compared to year ended December 31, 2002

The Company recorded a loss in 2003 of $60,789,000 ($1.14 per share) compared to a loss of $1,387,000 ($0.03 per share) in 2002. The loss in 2003 is primarily attributable to a write-down of the Company's Tambogrande project of $59,294,000, as a result of Centromin Peru's decision on December 10, 2003 that the Company had not met the requirements of the qualifying conditions of the Tambogrande Option Agreement, and that the agreement was therefore terminated. The Company has notified Centromin Peru that it disputed the decision and would commence arbitration proceedings. The Company recorded general and administrative expenses of $1,040,000 in 2003 compared to $1,357,000 in 2002, representing a decrease of $317,000 in 2003. The decrease was a result of continued cost cutting measures at the Company's Canadian head office and Peruvian field office.

During 2003, the Company recorded an accretion charge of $324,000, compared to $51,000 in 2002, on its convertible promissory notes issued in October 2002. The charge has been recorded as financing expense in the statement of operations. In addition, a foreign exchange loss of $104,000 arising from the retranslation of the convertible debt at December 31, 2003 was charged to the statement of operations.

Quarter ended December 31, 2003 compared to quarter ended December 31, 2002

For the three months ended December 31, 2003, the Company recorded a loss of $59,853,000 compared to a loss of $349,000 for the same period in 2002. The increase is due to the $59,294,000 write-down of the Tambogrande project as discussed above, as well as a foreign exchange loss of $104,000 arising from the retranslation of the convertible debt at December 31, 2003.

Year ended December 31, 2002 compared to year ended December 31, 2001

The Company recorded a net loss of $1,387,000 in 2002 compared to a loss of $2,559,000 in 2001. The decrease in 2002 was a result of several costs incurred in 2001 that were not incurred in 2002, including $773,000 in corporate office severance costs, a $371,000 write-down of the Tambogrande project, and a foreign exchange loss of $121,000. The write-down of the Tambogrande project was based on the difference between the estimated damage incurred at the Company's exploration camp and demonstration housing units located in Tambogrande in 2001, compared to preliminary insurance settlement proceeds. The insurance claim was fully settled in 2002 and the Company received $48,000 more in insurance proceeds than previously estimated.

Liquidity and Capital Resources

At December 31, 2003, the Company had working capital of $157,000 compared to a working capital deficit of $1,035,000 at December 31, 2002. Working capital included cash and cash equivalents of $1,083,000 at December 31, 2003 compared to $71,000 a year earlier. The increase in cash balances was provided by the Company's financing activities as described below. Cash was used on operating and investing activities.

Cash of $922,000 was used for operating activities in 2003, compared to $803,000 in 2002. Operating activities consisted mainly of corporate general and administrative expenses. Investing activities totalled $2,268,000 in 2003 compared to $3,073,000 in 2002. During 2003, the Company spent $2,264,000 on exploration and development expenses, primarily at Tambogrande, compared to $3,454,000 in 2002. In 2002, these expenses included costs for the preparation and finalization of a draft feasibility study and an environmental impact assessment and local general and administrative costs, while in 2003, these expenses included costs for social and environmental workshops, community relations programs, and local general and administrative expenses.

At December 31, 2003, total assets decreased to $6,125,000 from $62,226,000 at December 31, 2002, primarily due to the write-down of the Tambogrande concessions as described above.

In 2003, the Company raised $2,793,000 (net of issue costs) in a private placement of 6,130,814 units, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of Cdn.$0.75 until May 16, 2004 and at a price of Cdn.$0.85 until May 16, 2005. In connection with the financing, the Company paid a cash commission of 7% of the gross financing proceeds and issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of Cdn.$0.70 per share until May 16, 2005.

In 2003, the Company raised a further $1,163,000 from the exercise of 2,191,067 warrants and $152,000 from the exercise of 325,290 stock options.

In October 2002, the Company issued 2,364 units, each unit comprising one Cdn.$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (Cdn.$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. Each share purchase warrant entitles the holder to purchase one common share at a price of Cdn.$0.51 up to October 16, 2005. The Company may redeem the notes by repaying the principal amount plus a redemption premium of 15% of redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005. In accordance with Canadian generally accepted accounting principles, the convertible notes have been split between their liability and equity components.

At May 14, 2004, the Company had 57,396,507 common shares outstanding and the following share purchase warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
1,500,000	$4.50	June 15, 2004
3,774,543	$0.51	October 16, 2005
3,059,401	$0.85	May 16, 2005
8,333,944		

At May 14, 2004, the Company also had 2,115,560 stock options outstanding. These options are exercisable at prices ranging from Cdn.$0.15 to Cdn.$1.18 per share and expiring mostly between June 2006 and April 2009.

Outlook

Over the past five years, the Company has directed most of its personnel and financial resources on its Tambogrande concessions in Peru. Notwithstanding the Centromin Peru's ruling to terminate the Tambogrande Option Agreement on December 10, 2003, and the Company's current efforts to arbitrate against this ruling, the Company is currently focusing on its other properties in Northern Peru, including the Papayo and the Lancones concessions.

The Papayo concessions are located south of the Tambogrande concessions. The Company was granted an option by Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A. ("Cedimin"), a wholly-owned Peruvian subsidiary of Buena Ventura. In June 2001, Cedimin granted the Company a 15-month extension to January 15, 2004 for exercising the option ("Cedimin Option"). In December 2003, Cedimin granted the Company a further extension to July 15, 2004 for exercising the option. The Company can earn a 51% interest in the property by spending $4,950,000 in exploration expenditures. As of December 31, 2003, $2,712,000 has been spent on the Papayo concessions as well as $269,000 of allocated indirect general and administrative costs. In addition, the Company must make payments aggregating $300,000 to Cedimin prior to the exercise of the option. As of December 31, 2003, $250,000 has been paid.

If the Company exercises the Cedimin Option, and if Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10,000,000 in property expenditures. Subsequently, the Company may acquire the remaining 20% for consideration of $5,000,000.

The Company is also evaluating gold and base metal exploration and development properties in other countries, and plans to make one or more acquisitions if suitable properties become available to the Company.

The following table summarizes the Company's contractual obligations as at December 31, 2003 (in thousands of U.S. dollars):

	Payments due in years ending December 31,						Total
	2004	2005	2006	2007	2008	2009+	
Papayo concessions[1]	$ 2,029	$ 10	$ 10	$ 10	$ 10	$ 10	$2,079
Lancones concessions[1]	160	160	160	160	160	160	960
Other[2]	60	71	71	71	40	40	353
Total	$ 2,249	$ 241	$ 241	$ 241	$ 210	$ 210	$3,392

(1) *Amounts for the Papayo concessions include the payments to Cedimin as described above, and annual land payments to the state to maintain title. Amounts for the Lancones concessions comprise mainly of annual land payments. For both Papayo and Lancones, annual land payments continue for as long as the Company wishes to maintain these concessions.*

(2) *Other amounts consist of miscellaneous land payments in Peru as well as corporate office lease obligations.*

The Company currently does not have sufficient funds to meet its obligations under the Cedimin Option, to meet its obligations to maintain the Lancones concessions, to make acquisitions of other mineral properties, or to pay its anticipated corporate general and administrative expenses through the balance of 2004.

In order to fund all or any of these activities, the Company will have to obtain external financing, either through the public or private sales of equity or debt securities of the Company, or through the outright sale of, or through the offering of joint venture or other third party participation in, its Papayo and/or Lancones concessions. The Company is currently in discussions with prospective lenders to obtain financing for its current obligations.

Insofar as factors beyond the Company's control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities, or relinquish its entire interests in the Papayo and/or Lancones concessions. There is also no assurance that the Company will be successful in the arbitration process relating to Centromin Peru's ruling on the Tambogrande project. The Company anticipates that this process may take up to twelve months for a resolution, if any.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's working capital at December 31, 2003 was $157,000 which is not sufficient to satisfy general and administrative activities and property obligations aggregating approximately $3.3 million in 2004. Therefore, unless the Company is successful in raising sufficient capital during 2004, there is substantial doubt about the Company's ability to continue as a going concern.

Risk Factors

The Company is engaged in the exploration and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The Company's success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations, foreign currency and operating in foreign countries.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company's securities.

There is no assurance at this time that the Company's current geological resources will be economically viable for development and production nor that the Company will have the financial resources available to it to develop a mine.

Prices for gold and base metals

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company's exploration properties. Price volatility result from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies, interest rates, and inflation.

Foreign currency risks

The Company uses the U.S. dollar as its functional and reporting currency, and therefore fluctuations in exchange rates between the U.S. dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

Operations in Peru are predominately conducted in U.S. dollars, except local salaries and expenses which are paid in Peruvian soles. The Peruvian currency has remained relatively stable compared to the U.S dollar over the last four years. However, deterioration of the U.S. dollar against the Peruvian currency may have an adverse effect on the Company's cash flow.

The Company also has exposure to the Canadian dollar as it holds a significant amount of its funds in Canadian dollars due to the majority of its equity financings in Canadian dollars. Fluctuations in the exchange rate between the Canadian and U.S. dollar may have a favourable or unfavourable impact on the Company's financial condition.

Risks Associated with Foreign Operations

The Company's investments in foreign countries such as Peru carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and base metal properties in other countries, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspect of the Company's business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles as described in note 3 to the December 31, 2003 consolidated financial statements. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. These estimates are based upon historical experience and various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. Actual results may differ from those estimates.

The following is a discussion of the Company's critical accounting policies which include treatment of exploration expenditures or valuation of mineral property interests, foreign currency translation, stock-based compensation, and asset retirement obligations.

Exploration expenditures

Exploration properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration, establishing mineral reserves, and implementing profitable operations.

During the year ended December 31, 2003, management evaluated its mineral properties and determined that the underlying value of its Tambogrande concessions was impaired and that a write-down was necessary. The values of its Papayo and Lancones concessions were determined not to be impaired.

Foreign currency translation

The Company's subsidiaries are integrated foreign subsidiaries. Monetary items are translated at the rates prevailing at the balance sheet date while non-monetary items are translated at historical rates. Revenues and expenses are translated at average rates in effect during applicable accounting periods, except for amortization which is translated at historical rates. Gains and losses on foreign exchange translation are recorded in the statement of operations.

Stock-based compensation

In the first quarter of 2004, the company will adopt the fair value method of accounting for stock based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.

This change in accounting, which will be adopted retroactively, is expected to decrease net earnings by the fair value of the stock options granted in 2004.

Asset retirement obligations

Effective January 1, 2004, the Company will be required to adopt the new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations will be recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability will be accreted over time through periodic charges to earnings. In addition, the asset retirement cost will be capitalized as part of the asset's carrying value and amortized over the asset's useful life.

Based on the past activities on the Company's mineral properties, the Company anticipates that the adoption of this accounting standard will have no material effect on the Company's financial statements in 2004.

Related Party Transactions

During 2003, the Company issued 140,887 common shares with a value of $73,000 to a former director of the Company as compensation for consulting services. At December 31, 2003, the Company had a loan receivable of $9,000 from a director of the Company.